UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) _X_

_______________________

CITIBANK, N.A.

(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

388 Greenwich St., New York, NY	10013
(Address of principal executive office)	(Zip Code)

Hyundai Auto Receivables Trust 2019-A

(Exact name of obligor as specified in its charter)

Delaware	33-0978453
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

c/o: US Bank National Association 300 Delaware Ave., 9th Floor Wilmington, DE	19801
(Address of principal executive office)	(Zip Code)

_________________________

Asset Backed Securities

(Title of the Indenture Securities)

Item 1. General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16. List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect.

(Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business.

(Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee.

(Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A as of December 31, 2018 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

__________________

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 28th day of March 2019.

CITIBANK, N.A.

By:       _/s/ John Hannon_____________________

     John Hannon

     Senior Trust Officer

Exhibit 7

Report of Condition of Citibank, N.A.

CONSOLIDATED BALANCE SHEET	Citigroup Inc. and Subsidiaries

December 31,

In millions of dollars	2018	2017
Assets Cash and due from banks (including segregated cash and other deposits)	$23,645	$23,775
Deposits with banks	164,460	156,741
Federal funds sold and securities borrowed and purchased under agreements to resell
(including $147,701 and $132,949 as of December 31, 2018 and 2017, respectively, at fair value)	270,684	232,478
Brokerage receivables	35,450	38,384
Trading account assets (including $112,932 and $99,460 pledged to creditors at December 31, 2018 and 2017, respectively)	256,117	252,790
Investments:
Available-for-sale debt securities (including $9,289 and $9,493 pledged to creditors as of December 31, 2018 and 2017, respectively)	288,038	290,725
Held-to-maturity debt securities (including $971 and $435 pledged to creditors as of December 31, 2018 and 2017, respectively)	63,357	53,320
Equity securities (including $1,109 and $1,395 at fair value as of December 31, 2018 and 2017,
respectively, of which $189 was available for sale as of December 31, 2017)	7,212	8,245
Total investments	$358,607	$352,290
Loans:
Consumer (including $20 and $25 as of December 31, 2018 and 2017, respectively, at fair value)	330,487	333,656
Corporate (including $3,203 and $4,349 as of December 31, 2018 and 2017, respectively, at fair value)	353,709	333,378
Loans, net of unearned income	$684,196	$667,034
Allowance for loan losses	(12,315)	(12,355)
Total loans, net	$671,881	$654,679
Goodwill	22,046	22,256
Intangible assets (including MSRs of $584 and $558 as of December 31, 2018 and 2017, respectively, at fair value)	5,220	5,146
Other assets (including $20,788 and $18,559 as of December 31, 2018 and 2017, respectively, at fair value)	109,273	103,926
Total assets	$1,917,383	$1,842,465

The following table presents certain assets of consolidated variable interest entities (VIEs), which are included in the Consolidated Balance Sheet above. The assets in the table below include those assets that can only be used to settle obligations of consolidated VIEs, presented on the following page, and are in excess of those obligations. Additionally, the assets in the table below include third-party assets of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation.

December 31,

In millions of dollars	2018	2017
Assets of consolidated VIEs to be used to settle obligations of consolidated VIEs Cash and due from banks	$270	$52
Trading account assets	917	1,129
Investments	1,796	2,498
Loans, net of unearned income
Consumer	49,403	54,656
Corporate	19,259	19,835
Loans, net of unearned income	$68,662	$74,491
Allowance for loan losses	(1,852)	(1,930)
Total loans, net	$66,810	$72,561
Other assets	151	154
Total assets of consolidated VIEs to be used to settle obligations of consolidated VIEs	$69,944	$76,394

Statement continues on the next page.

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CONSOLIDATED BALANCE SHEET (Continued)	Citigroup Inc. and Subsidiaries

December 31,

In millions of dollars, except shares and per share amounts	2018	2017
Liabilities
Non-interest-bearing deposits in U.S. offices	$105,836	$126,880
Interest-bearing deposits in U.S. offices (including $717 and $303 as of December 31, 2018
and 2017, respectively, at fair value)	361,573	318,613
Non-interest-bearing deposits in offices outside the U.S.	80,648	87,440
Interest-bearing deposits in offices outside the U.S. (including $758 and $1,162 as of December 31,
2018 and 2017, respectively, at fair value)	465,113	426,889
Total deposits	$1,013,170	$959,822
Federal funds purchased and securities loaned and sold under agreements to repurchase
(including $44,510 and $40,638 as of December 31, 2018 and 2017, respectively, at fair value)	177,768	156,277
Brokerage payables	64,571	61,342
Trading account liabilities	144,305	125,170
Short-term borrowings (including $4,483 and $4,627 as of December 31, 2018 and 2017, respectively, at fair value)	32,346	44,452
Long-term debt (including $38,229 and $31,392 as of December 31, 2018 and 2017, respectively, at fair value)	231,999	236,709
Other liabilities (including $15,906 and $13,961 as of December 31, 2018 and 2017, respectively, at fair value)	56,150	57,021
Total liabilities	$1,720,309	$1,640,793
Stockholders’ equity
Preferred stock ($1.00 par value; authorized shares: 30 million), issued shares: 738,400 as of December 31, 2018 and 770,120 as of December 31, 2017, at aggregate liquidation value	$18,460	$19,253
Common stock ($0.01 par value; authorized shares: 6 billion), issued shares: 3,099,567,177 as of December 31, 2018 and 3,099,523,273 as of December 31, 2017	31	31
Additional paid-in capital	107,922	108,008
Retained earnings	151,347	138,425
Treasury stock, at cost: 731,099,833 shares as of December 31, 2018 and 529,614,728 shares as of December 31, 2017	(44,370)	(30,309)
Accumulated other comprehensive income (loss) (AOCI)	(37,170)	(34,668)
Total Citigroup stockholders’ equity	$196,220	$200,740
Noncontrolling interest	854	932
Total equity	$197,074	$201,672
Total liabilities and equity	$1,917,383	$1,842,465

The following table presents certain liabilities of consolidated VIEs, which are included in the Consolidated Balance Sheet above. The liabilities in the table below include third-party liabilities of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation. The liabilities also exclude amounts where creditors or beneficial interest holders have recourse to the general credit of Citigroup.

December 31,

In millions of dollars	2018	2017
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citigroup
Short-term borrowings	$13,134	$10,142
Long-term debt	28,514	30,492
Other liabilities	697	611
Total liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citigroup	$42,345	$41,245

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

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